SEC
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MAY 11 2017

Washington DC
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17017857

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPS Financial & Insurance Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Mac Arthur Blvd., Suite 800
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Holden 949-442-7413
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
2017 MAY 12 PM 12: 29
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andy Holden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPS Financial & Insurance Services, Inc., as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JODI LYN CARPENTER
Commission # 2117038
Notary Public - California
Orange County
My Comm. Expires Jun 25, 2019

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CPS Financial & Insurance Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2017

Contents

PART I

SEC Form X-17 A-5 Facing Page 1
Report of Independent Registered Public Accountant 2
Statement of Financial Condition 3
Statement of Income 4
Statement of Changes in Shareholder's Equity 5
Statement of Cash Flows 6
Notes to Financial Statements 7 - 10

SCHEDULES

Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1 11 - 12

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 13

Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 14

PART II

Assertions regarding exemption provisions 15
Report of Independent Registered Public Accountant 16

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CPS Financial & Insurance Services, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of CPS Financial & Insurance Services, Inc. as of March 31, 2017 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of CPS Financial & Insurance Services, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPS Financial & Insurance Services, Inc. as of March 31, 2017 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended March 31, 2017 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of CPS Financial & Insurance Services, Inc.'s financial statements. The supplemental information is the responsibility of CPS Financial & Insurance Services, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
May 5, 2017

CPS Financial & Insurance Services, Inc.
Statement of Financial Condition
March 31, 2017

Assets

Cash	
Checking	$115,512
Money Markets	1,923
Total Cash	117,435
Securities at Market Value	301,686
Investment	13,643
Prepaid expense	440
Total Assets	$433,204

Liabilities and Shareholder's Equity

Liabilities	
Accounts Payable	$1,542
Commission payable	3,235
Accrued Liabilities	3,490
Total Liabilities	8,267
Shareholder's Equity	
Common stock ($1 par value, 100,000 shares authorized and issued; 6000 shares outstanding)	6,000
Paid-in capital	1,000
Retained earnings	417,937
Total Shareholder's Equity	424,937
Total Liabilities and Shareholder's Equity	$433,204

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Income
For the Year Ended March 31, 2017

Revenues	
Commissions	$345,426
Other revenue (net)	1,201
Interest	1
Dividend	4,788
Mark to market - securities	72,807
Total Revenues	$424,223
Expenses	
Commission expense	$204,574
FINRA fees	5,664
Licenses	2,131
Professional services	136,250
Rent	12,000
Miscellaneous	1,993
Total Operating Expenses	362,612
Income before Tax Provision	61,611
Income Tax Provision	800
Net Income	$60,811

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2017

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total Equity
Balance, March 31, 2016	6,000	$6,000	$1,000	$357,126	$364,126
Net Income				60,811	60,811
Balance, March 31, 2017	6,000	$6,000	$1,000	$417,937	$424,937

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2017

Net Income	$60,811
Securities at market value	(72,807)
Cash Flows from Operating Activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	226
Investment	837
Accounts payable and Accrue Liabil	(2,382)
Net cash used in operating activities	(1,319)
Net decrease in cash	-13,315
Cash and cash equivalents at beginning of year	130,750
Cash and cash equivalents at end of year	$117,435
SUPPLEMENTAL INFORMATION	
Cash paid for income taxes:	
Federal tax	$0
State tax	800
Cash paid for interest	$0

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Notes to Financial Statements
March 31, 2017

Note 1 - Organization and Nature of Business

CPS Financial & Insurance Services, Inc. (the Company), a wholly owned subsidiary of Andrew A. Holden Family Trust, is a wholesaler of variable insurance products to other Financial Industry Regulatory Agency ("FINRA") member broker/dealers registered with the Securities and Exchange Commission under SEC Rule 15c3-3(a)(2)(vi). The Company was incorporated in the state of California on April 1, 1996 under the name CPS Financial Services, Inc. On October 9, 1997, the Company changed its name to CPS Financial & Insurance Services, Inc.

On May 21, 1997 the Company was approved for membership by the National Association of Securities Dealers subject to the execution of the restriction agreement. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA. The Company will only act as a wholesaler of variable insurance products to other FINRA Regulation member broker/dealers. The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission. On May 11, 2009, CPS Insurance Services, the parent company sold the Company to Andrew A. Holden Family Trust.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company conducts 1 type of business as a securities broker-dealer.

- Selling variable life insurance or annuities

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's investment of $13,643 is on a cost basis. The Company's securities of $301,686 are recorded at market value.

Revenue Recognition - The Company recognizes revenue upon receipt of the funds by The Variable Life Insurance Companies.

Concentration of Revenue – The Company received 70% of its revenues from two carriers.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities for years ending March 31, 2014, 2015, and 2016.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Note 3 – Fair Value (continued)

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2017.

Fair Value Measurements on a Recurring Basis
As of March 31, 2017

	Level 1	Level 2	Level 3
Assets	$301,686	$ 0	$ 13,643

Note 4 – Related Party

The Company paid rent for the year ended March 31, 2017 in the amount of $12,000 to its former parent company which also includes certain administrative costs.

Note 5 – Investment

The Company has invested in a private company with a 10 percent annual rate of return. This balance represents the equity balance as of December 31, 2016 on the private company's tax return. The investment balance at March 31, 2017 based on current and historical returns would differ by an immaterial amount.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on March 31, 2017, the Company had net capital of $109,130 which was $109,075 in excess of its required net capital requirement of $5,000. The Company's percentage of aggregate indebtedness, $8,267 to net capital was 7.58%.

CPS Financial & Insurance Services, Inc.
Notes to Financial Statements
March 31, 2017

Note 7 – Provision for Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. At March 31, 2017 there exists a federal and state of California net operating loss carryforward of $69,000 and $111,000 respectively which is set to expire March 31, 2033. Income tax expense for fiscal year ending March 31, 2017 is $800.

Note 8 – Other Revenue (Net)

Other revenue (net) represents net revenue earned on the investment in a private company (See Note 5)

Pass through entity income	$1,201
Total amount (net)	$1,201

Note 9 – SIPC

The Company is not a member of the Securities Investor Protection Corporation (SIPC).

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end March 31, 2017 through May 5, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

CPS Financial & Insurance Services, Inc.
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
March 31, 2017

Computation of Net Capital	
Total ownership equity from statement of financial condition	$424,937
Nonallowable assets - schedule attached	-315,769
Less: Haircuts	-38
Net Capital	$109,130
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.66% of net aggregate indebtedness	$551
Minimum dollar net capital required	$5,000
Net Capital required (greater of above amounts)	$5,000
Excess Capital	$104,130
Excess net capital	$109,075
Computation of Aggregate Indebtedness	
Total Liabilities	$8,267
Percentage of aggregate indebtedness to net capital	7.58%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	
Unaudited net capital	$109,130
Audit adjustment - other	0
Audited Net Capital	$109,130

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Non-Allowable Assets
March 31, 2017

Non –Allowable Assets	
Investment	13,643
Prepaid expenses	440
Securities @ Market Value	301,686
	315,769

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2017

A computation of reserve requirement is not applicable to CPS Financial & Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2)(i).

CPS Financial & Insurance Services, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of March 31, 2017

Information relating to possession or control requirements is not applicable to CPS Financial & Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2)(i).

Assertions Regarding Exemption Provisions

We, as directors of management of CPS Financial & Insurance Services, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending April 1, 2016 through March 31, 2017.

CPS Financial & Insurance Services, Inc.

By:____________________________

Andy Holden, President
May 5, 2017

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CPS Financial & Insurance Services, Inc.
Newport Beach, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) CPS Financial & Insurance Services, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which CPS Financial & Insurance Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) CPS Financial & Insurance Services, Inc., stated that CPS Financial & Insurance Services, Inc., met the identified exemption provision throughout the most recent fiscal year without exception CPS Financial & Insurance Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about CPS Financial & Insurance Services, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
May 5, 2017